Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Exhibit 99.1
Flood event in Montana affects the Stillwater mine, US PGM operations
Johannesburg, 14 June 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) wishes to inform stakeholders of a significant flood event, which began on Monday 13 June 2022, and has affected a widespread region surrounding its US PGM operations in Montana USA.
The flooding of numerous rivers in the region, follows a warm spell leading to a rapid melt of accumulated snow in the mountains and associated runoff, which was exacerbated by heavy rainfall over the weekend.
Thankfully, no injuries have been reported. All employees at the Stillwater mine, the operation that has been most affected, are safe. A number of employees are at the Stillwater Mine site to maintain the integrity of the mine, and to provide refuge and support for campers that are arriving from the nearby
Woodbine campground. We will continue to support efforts to ensure the safety of all those at Woodbine and the surrounding area.
The road between Nye and the Stillwater mine has been eroded and several bridges in the region damaged. This is likely to restrict access to the Stillwater mine for some period that will be better known in the next few days. The East Boulder mine is less affected and access currently remains intact.
A full assessment of the regional impact of the floods and the impact on the operations will be undertaken once the floodwaters have subsided, likely within the next few days, and this will be communicated to the market in due course.
Sibanye-Stillwater will be on hand to support ongoing rescue efforts and our thoughts and prayers are with our communities and our local emergency responders as they all work on this challenging situation.
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at www.sibanyestillwater.com
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-
looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”,
“potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.
These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s
(“Sibanye-Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021 Integrated Annual
Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).